Exhibit 3.3

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

Royal Energy Resources, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware, hereby files this Certificate of Amendment to its Certificate of Incorporation, and does hereby certify:

FIRST: The name of the corporation is Royal Energy Resources, Inc.

SECOND: The Board of Directors of the corporation approved and adopted by written consent resolutions to amend the Certificate of Incorporation of said corporation. The resolutions setting forth the proposed amendments are as follows:

That subparagraph (a) of Article Fourth of the Certificate of Incorporation be amended and restated to read in its entirety as follows:

“(a) AUTHORIZED CAPITAL. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 30,000,000, of which 25,000,000 shares, par value of $0.00001 per share, shall be designated as Common Stock (“Common Stock”), and 5,000,000 shares, par value $0.00001 per share, shall be designated as Preferred Stock (“Preferred Stock”).”

THIRD: The foregoing amendment was consented to and authorized by the holders of a majority of the issued and outstanding stock by a written consent dated November 30, 2016.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporate Law of the State of Delaware.

FIFTH: The foregoing amendments shall be effective upon filing.

IN WITNESS WHEREOF, said Royal Energy Resources, Inc. has caused this Certificate of Amendment to be signed by William L. Tuorto, the corporation’s chief executive officer, this 13th day of March 2017.

/s/ William L. Tuorto
William L. Tuorto, Chief Executive Officer